Preliminary Pricing Supplement (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Product Supplement STOCK ARN-1 dated August 4, 2016)	Subject to Completion Preliminary Pricing Supplement dated May 23, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-212571

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	June , 2017 June , 2017 August , 2018
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks

▪                  Maturity of approximately 14 months

▪                  3-to-1 upside exposure to increases in the Basket, subject to a capped return of [14% to 18%]

▪                  The Basket will be comprised of Amazon.com, Inc., Facebook, Inc., Alphabet, Inc., and Netflix, Inc. (the “Basket Stocks”)

▪                  1-to-1 downside exposure to decreases in the Basket, with 100% of your investment at risk

▪                  All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC

▪                  No periodic interest payments

▪                  In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪                  Limited secondary market liquidity, with no exchange listing

▪                  The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC.  The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement STOCK ARN-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.36 and $9.66 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” on page TS-7 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to Barclays	$ 9.80	$

(1)        For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June     , 2017

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Summary

The Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August  , 2018 (the “notes”) are our direct, unconditional, unsecured and unsubordinated debt securities and are not deposit liabilities of either Barclays PLC or Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the basket of four technology sector stocks described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Capped Value for the notes.  The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-17.

Terms of the Notes		Redemption Amount Determination

Issuer:	Barclays Bank PLC (“Barclays”)	On the maturity date, you will receive a cash payment per unit determined as follows:

Principal Amount:	$10.00 per unit

Term:	Approximately 14 months

Market Measure:

An equally weighted basket of four technology sector stocks comprised of Amazon.com, Inc. (NASDAQ symbol: “AMZN”), Facebook, Inc. (NASDAQ symbol: “FB”), Alphabet, Inc. (NASDAQ symbol: “GOOGL”) and Netflix, Inc. (NASDAQ symbol: “NFLX”) (each, a “Basket Stock”).

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.

Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described in “The Basket” section below.

Participation Rate:	300%

Capped Value:	[$11.40 to $11.80] per unit, which represents a return of [14% to 18%] over the principal amount. The actual Capped Value will be determined on the pricing date.

Calculation Day:	Approximately the fifth scheduled trading day immediately preceding the maturity date.

Price Multiplier:	1, for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-19 of product supplement STOCK ARN-1.

Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-17.

Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪      Product supplement STOCK ARN-1 dated August 4, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916136889/a16-16010_18424b3.htm

▪      Series A MTN prospectus supplement dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

▪      Prospectus dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪                  You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪                  You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value.

▪                  You accept that the return on the notes will be capped.

▪                  You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪                  You are willing to forgo dividends or other benefits of owning the Basket Stocks.

▪                  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our  actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪                  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪                 You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪                  You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪                  You seek principal repayment or preservation of capital.

▪                  You seek an uncapped return on your investment.

▪                  You seek interest payments or other current income on your investment.

▪                  You want to receive dividends or other distributions paid on the Basket Stocks.

▪                  You seek an investment for which there will be a liquid secondary market.

▪                  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪                 You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Accelerated Return Notes

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.60 per unit (the midpoint of the Capped Value range of [$11.40 to $11.80]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value, and term of your investment.

The following table is based on the Starting Value of 100, the Participation Rate of 300% and a hypothetical Capped Value of $11.60 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.50	15.00%
110.00	10.00%	$11.60(2)	16.00%
120.00	20.00%	$11.60	16.00%
130.00	30.00%	$11.60	16.00%
140.00	40.00%	$11.60	16.00%
150.00	50.00%	$11.60	16.00%
160.00	60.00%	$11.60	16.00%

(1)                     The Starting Value will be set to 100.00 on the pricing date.

(2)                     The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Stocks, see “The Basket Stocks” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:     100.00

Ending Value:      80.00

= $8.00 Redemption Amount per unit

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value:     100.00

Ending Value:      103.00

= $10.90 Redemption Amount per unit

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:     100.00

Ending Value:      130.00

= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.60 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement STOCK ARN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪                  Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪                  Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

▪                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪                  Payments on the notes are subject to the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority.  As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this preliminary pricing supplement. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪                  The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪                  The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this preliminary pricing supplement may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪                  The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-17. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪                  The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪                  A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

▪                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                  Changes in the prices of the Basket Stocks may offset each other.

▪                  The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Companies in connection with this offering.

▪                  You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

▪                  While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and have not verified any disclosures made by any Underlying Company.

▪                  The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.  See “Description of ARNs—Anti-Dilution Adjustments” beginning on page PS-20 of product supplement STOCK ARN-1.

▪                  There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S.  These potential conflicts of interest include the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

▪                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-31 of product supplement STOCK ARN-1.

Additional Risk Factors

The stocks included in the Basket are concentrated in one sector.  All of the stocks included in the Basket are issued by companies in the technology sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the technology sector, including those discussed below. Some of these risks include lack of or inability to meet consumer demand for the companies’ products, inability of the Basket Stock issuers to generate sufficient advertising revenue, and domestic and international competition. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the technology sector may reduce your return on the notes.  All of the Basket Stocks are issued by companies whose primary lines of business are directly associated with the technology sector. The profitability of these companies is largely dependent on, among other things, consumer demand for the companies’ products, the companies’ ability to generate advertising revenue, continued innovation, talent attraction and retention, maintaining intellectual property rights and industry competition. In addition, adverse economic, business or tax developments affecting the U.S. and/or the technology sector could affect the value of the Basket. Any of these factors may have an adverse effect on the value of the notes.

One of the Basket Stocks has limited historical information.  Facebook, Inc. commenced trading on May 17, 2012. Because this Basket Stock has a limited trading history, your investment in the notes may involve a greater risk than investing in securities linked to one or more stocks with a more established record of performance.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section “The Basket Stocks” below.  Each Basket Stock will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs-Basket Market Measures” beginning on page PS-26 of product supplement STOCK ARN-1.

If May 17, 2017 were the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Stocks	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)(2)	Hypothetical Component Ratio((1)(3)	Initial Basket Value Contribution
Amazon.com, Inc.	AMZN	25.00%	959.84	0.026046008	25.00
Facebook, Inc.	FB	25.00%	148.06	0.168850466	25.00
Alphabet, Inc.	GOOGL	25.00%	954.65	0.026187608	25.00
Netflix, Inc.	NFLX	25.00%	157.02	0.159215387	25.00
				Starting Value	100.00

(1)         The actual Closing Market Price of each Basket Stock and the resulting actual Component Ratios will be determined on the pricing date and set forth in the final preliminary pricing supplement that will be made available in connection with sales of the notes.

(2)         These were the Closing Market Prices of the Basket Stocks on May 17, 2017.

(3)         Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on May 17, 2017 and rounded to eight decimal places.

The calculation agents will calculate the Ending Value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-27 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from May 17, 2012, the date on which Facebook, Inc. commenced trading, through May 2017.  The graph is based upon actual daily historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of May 17, 2012, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This preliminary pricing supplement relates only to the notes and does not relate to any securities of the Underlying Companies. None of us, MLPF&S or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies’ publicly available documents.  None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Furthermore, there can be no assurance that all events occurring prior to the date of this preliminary pricing supplement, including events that would affect the accuracy or completeness of publicly available documents regarding the Underlying Companies that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes.  Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus, prospectus supplement or product supplement. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 or the date when the relevant Basket Stock commenced trading, as applicable, through May 17, 2017.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a wide range of products, including: books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers. This Basket Stock trades on the NASDAQ Global Select Market under the symbol “AMZN.” The company’s CIK number is 1018724.

	High ($)	Low ($)
2008
First Quarter	96.25	62.43
Second Quarter	84.51	71.99
Third Quarter	88.09	63.35
Fourth Quarter	69.58	35.03
2009
First Quarter	75.58	48.44
Second Quarter	87.56	73.50
Third Quarter	93.85	75.63
Fourth Quarter	142.25	88.67
2010
First Quarter	136.55	116.00
Second Quarter	150.09	108.61
Third Quarter	160.73	109.14
Fourth Quarter	184.76	153.03
2011
First Quarter	191.25	160.97
Second Quarter	206.07	178.34
Third Quarter	241.69	177.79
Fourth Quarter	246.71	173.10
2012
First Quarter	205.44	175.93
Second Quarter	231.90	185.50
Third Quarter	261.68	215.36
Fourth Quarter	261.50	220.64
2013
First Quarter	283.99	253.39
Second Quarter	281.76	248.23
Third Quarter	318.12	280.93
Fourth Quarter	404.39	298.23
2014
First Quarter	407.05	336.52
Second Quarter	342.99	288.32
Third Quarter	360.84	307.06
Fourth Quarter	338.64	287.06
2015
First Quarter	387.83	286.95
Second Quarter	445.99	370.26
Third Quarter	548.39	429.70
Fourth Quarter	693.97	520.72
2016
First Quarter	636.99	482.07
Second Quarter	728.24	586.14
Third Quarter	837.31	725.68
Fourth Quarter	844.36	719.07
2017
First Quarter	886.54	753.67
Second Quarter (through May 17, 2017)	966.07	884.67

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Facebook, Inc.

Facebook Inc. operates a social networking website. The company’s website allows people to communicate with their family, friends, and co-workers. This Basket Stock trades on the NASDAQ Global Select Market under the symbol “FB.” The company’s CIK number is 1326801.

	High ($)	Low ($)
2012
Second Quarter (from May 17, 2012)	38.37	25.87
Third Quarter	32.17	17.73
Fourth Quarter	28.24	18.99
2013
First Quarter	32.46	25.14
Second Quarter	28.97	22.90
Third Quarter	51.24	24.37
Fourth Quarter	57.96	44.82
2014
First Quarter	72.03	53.53
Second Quarter	67.60	56.14
Third Quarter	79.04	62.76
Fourth Quarter	81.45	72.63
2015
First Quarter	85.31	74.05
Second Quarter	88.86	77.46
Third Quarter	98.39	82.09
Fourth Quarter	109.01	90.95
2016
First Quarter	116.14	94.16
Second Quarter	120.50	108.76
Third Quarter	131.05	114.00
Fourth Quarter	133.28	115.05
2017
First Quarter	142.65	116.86
Second Quarter (through May 17, 2017)	152.78	139.39

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Alphabet, Inc.

Alphabet, Inc. operates as a holding company. The Company, through its subsidiaries, provides web-bases search, advertisements, maps, software applications, mobile operating systems, consumer content, enterprise solutions, commerce, and hardware products. This Basket Stock trades on the NASDAQ Global Select Market under the symbol “GOOGL.” The company’s CIK number is 1288776.

	High ($)	Low ($)
2008
First Quarter	343.00	207.01
Second Quarter	297.74	223.64
Third Quarter	277.84	190.69
Fourth Quarter	206.06	128.85
2009
First Quarter	189.57	141.51
Second Quarter	222.38	177.22
Third Quarter	249.77	198.51
Fourth Quarter	311.67	242.53
2010
First Quarter	313.68	263.47
Second Quarter	297.94	222.69
Third Quarter	265.46	218.25
Fourth Quarter	313.88	261.43
2011
First Quarter	320.13	278.82
Second Quarter	296.19	237.67
Third Quarter	311.53	245.70
Fourth Quarter	323.26	248.00
2012
First Quarter	334.46	284.33
Second Quarter	325.82	279.80
Third Quarter	378.62	285.52
Fourth Quarter	384.40	323.90
2013
First Quarter	419.75	351.78
Second Quarter	458.39	383.05
Third Quarter	462.79	423.86
Fourth Quarter	560.90	427.25
2014
First Quarter	610.68	551.15
Second Quarter	585.93	518.00
Third Quarter	605.40	571.81
Fourth Quarter	587.78	498.16
2015
First Quarter	581.43	497.06
Second Quarter	573.66	532.74
Third Quarter	699.62	541.70
Fourth Quarter	793.96	642.00
2016
First Quarter	780.91	701.02
Second Quarter	787.68	681.14
Third Quarter	815.95	704.89
Fourth Quarter	835.74	753.22
2017
First Quarter	872.37	807.77
Second Quarter (through May 17, 2017)	964.61	839.88

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Netflix, Inc.

Netflix, Inc. is an Internet subscription service for watching tv shows and movies. Subscribers can watch unlimited TV shows and movies streamed over the Internet to their TVs, computers and mobile devices and in the United States, subscribers can receive standard definition DVDs and Blu-ray Discs delivered to their homes. This Basket Stock trades on the NASDAQ Global Select Market under the symbol “NFLX.” The company’s CIK number is 1065280.

	High ($)	Low ($)
2008
First Quarter	5.45	3.11
Second Quarter	5.81	3.72
Third Quarter	4.71	3.82
Fourth Quarter	4.29	2.56
2009
First Quarter	6.20	4.22
Second Quarter	7.09	5.30
Third Quarter	6.82	5.53
Fourth Quarter	8.73	6.37
2010
First Quarter	10.72	7.02
Second Quarter	18.12	10.71
Third Quarter	24.38	14.00
Fourth Quarter	29.41	21.33
2011
First Quarter	35.36	25.41
Second Quarter	39.10	32.59
Third Quarter	42.68	16.17
Fourth Quarter	17.61	9.12
2012
First Quarter	18.46	10.32
Second Quarter	16.28	8.95
Third Quarter	12.14	7.68
Fourth Quarter	13.67	8.01
2013
First Quarter	28.06	13.14
Second Quarter	34.77	23.29
Third Quarter	44.86	31.56
Fourth Quarter	54.37	41.20
2014
First Quarter	65.00	46.96
Second Quarter	64.10	44.89
Third Quarter	69.20	60.27
Fourth Quarter	66.69	45.21
2015
First Quarter	69.00	45.55
Second Quarter	97.31	59.02
Third Quarter	126.45	93.51
Fourth Quarter	130.93	97.32
2016
First Quarter	117.68	82.79
Second Quarter	111.51	85.33
Third Quarter	100.09	85.84
Fourth Quarter	128.35	99.50
2017
First Quarter	148.06	127.49
Second Quarter (through May 17, 2017)	160.81	139.76

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•              the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•              a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•              a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Accelerated Return Notes®	TS-16

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date will be based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-17

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement and the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement STOCK ARN-1. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement STOCK ARN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement STOCK ARN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Basket. If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your notes should be treated in the manner described above. No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page PS-31 of product supplement STOCK ARN-1 and one or more of these might ultimately govern the tax treatment of the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders.  The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Section 871(m) Withholding.”  The Treasury Department has issued regulations under Section 871(m) of the Internal Revenue Code which impose U.S. federal withholding tax on “dividend equivalent” payments made on certain contracts linked to U.S. corporations that are owned by non-U.S. holders.  However, the IRS has issued a Notice which states that the Section 871(m) regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).  We have determined that the notes are not “delta-one” contracts for this purpose, and we therefore believe, and intend to take the position, that payments on the notes should not be subject to Section 871(m) withholding tax.

However, a non-U.S. holder could nevertheless be subject to Section 871(m) tax in respect of the notes if (a) the holder’s position under the notes would be “delta-one” when combined with other related  positions that are held by the holder or (b) if a principal purpose for the holder’s investment in notes is to avoid the application of Section 871(m), in which case a special Section 871(m) anti-abuse rule could apply to the holder’s investment in the notes.  Non-U.S. holders are urged to consult their tax advisors regarding the application of Section 871(m) to the notes and the possibility that the combination rule or anti-abuse rule could apply to their investment in the notes.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement,  and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Accelerated Return Notes®	TS-18

Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks, due August , 2018

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-19